Exhibit 99.2
Cascades completes the sale of Dopaco to Reynolds Group for US$400 million in Cash
May 2, 2011 — Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces that it has completed the previously announced sale of Dopaco Inc., its paper cup and carton converting business for the quick-service restaurant and foodservice industries, to Reynolds Group Holdings Limited for a cash consideration of US$400 million.
Net proceeds from the transaction should amount to approximately US$337 million and will mainly be used to pay down Cascades’ debt. In connection with the transaction, Cascades will continue to supply boxboard to Dopaco, through a five year non-exclusive supply agreement.
For further details on the transaction, please refer to the press release issued on March 11, 2011, and to the investor presentation available at www.cascades.com/investors.
About Cascades
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
About Dopaco
Dopaco Inc. is a leading manufacturer of cups and folding cartons for the quick-service restaurant and food service industries. It operates six plants (two in Ontario and four in the United States) and converts some 165,000 tonnes of boxboard a year.
About Reynolds Group Holdings Limited
Reynolds Group is a leading global manufacturer and supplier of consumer food and beverage packaging and storage products.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information: Media Hubert Bolduc Vice-President, Communications and Public Affairs 514 912-3790 Investors Didier Filion Director, Investor relations 514 282-2697	Source: Alain Lemaire President and Chief Executive Officer